# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001446580

## Reporting persons
- Capital Ventures International: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,215,686; shared voting power 15,168,902; sole dispositive power 4,215,686; shared dispositive power 15,168,902; aggregate amount beneficially owned 15,168,902 (5.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- Susquehanna Advisors Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 15,168,902; sole dispositive power 0; shared dispositive power 15,168,902; aggregate amount beneficially owned 15,168,902 (5.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person. With respect to Row 5 and Row 7 above, Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.
- G1 Execution Services, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Illinois (IL); sole voting power 7,911; shared voting power 15,168,902; sole dispositive power 7,911; shared dispositive power 15,168,902; aggregate amount beneficially owned 15,168,902 (5.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- SIG Brokerage, LP: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 13,048; shared voting power 15,168,902; sole dispositive power 13,048; shared dispositive power 15,168,902; aggregate amount beneficially owned 15,168,902 (5.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 10,932,257; shared voting power 15,168,902; sole dispositive power 10,932,257; shared dispositive power 15,168,902; aggregate amount beneficially owned 15,168,902 (5.8% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

## Item 1. Issuer
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, NJ 08820

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Common stock, $0.0001 par value per share (the "Shares"), of Eos Energy Enterprises, Inc. (the "Company").

(i) Capital Ventures International
(ii) Susquehanna Advisors Group, Inc.
(iii) G1 Execution Services, LLC
(iv) SIG Brokerage, LP
(v) Susquehanna Securities, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of Capital Ventures International is:

P.O. Box 897
Windward 1, Regatta Office Park
West Bay Road
Grand Cayman, KY1-1103
Cayman Islands

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.
Suite 1700
Chicago, IL 60604

The address of the principal business office of each of SIG Brokerage, LP, Susquehanna Advisors Group, Inc. and Susquehanna Securities, LLC is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by Capital Ventures International consists of Shares issuable upon conversion of convertible notes. The number of Shares reported as beneficially owned by G1 Execution Services, LLC includes 591 Shares issuable upon the exercise of warrants to purchase Shares. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC includes options to buy 4,682,600 Shares.

The Company's Quarterly Report on Form 10-Q, filed on July 30, 2025, indicates that there were 256,476,521 Shares outstanding as of June 30, 2025.
Percent of class: 5.8
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
24 Limited Power of Attorney
99 Joint Filing Agreement

## Signatures
- Capital Ventures International: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary of Susquehanna Advisors Group, Inc. (08/13/2025)
- Susquehanna Advisors Group, Inc.: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (08/13/2025)
- G1 Execution Services, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (08/13/2025)
- SIG Brokerage, LP: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (08/13/2025)
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (08/13/2025)
Comment: Susquehanna Advisors Group, Inc. serves as authorized agent of Capital Ventures International pursuant to a Limited Power of Attorney, a copy of which is attached as Exhibit 24 hereto.